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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PECHINEY
(Name of subject company)

PECHINEY
(Name of person filing statement)

Common Shares "A"
nominal value 15.25 Euros per Common Share
(Title of class of securities)

705151207
(CUSIP Number of class of securities)

Olivier Mallet
Chief Financial Officer
7, place du Chancelier Adenauer
75116 Paris, France
+33 (1) 56 28 20 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
 George A. Casey, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
+44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING IS A TRANSCRIPT, TRANSLATED INTO ENGLISH, OF A FRENCH LANGUAGE RADIO INTERVIEW GIVEN BY MR. JEAN-PIERRE RODIER ON OCTOBER 10, 2003 AND MADE AVAILABLE TO THE COMPANY'S EMPLOYEES ON OCTOBER 13, 2003. ALCAN'S EXCHANGE OFFER IN THE UNITED STATES HAS NOT YET COMMENCED. FOLLOWING THE COMMENCEMENT OF ALCAN'S EXCHANGE OFFER IN THE UNITED STATES, PECHINEY WILL FILE ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). PECHINEY SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT WHEN FILED WITH THE SEC WILL BE AVAILABLE, AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE, WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.

INTERVIEW—10/10/2003 - 08:19

FABRICE LUNDY

  Philippe Maniere, your guest this morning, Jean-Pierre Rodier, Chairman & Chief Executive of Pechiney.

PHILIPPE MANIERE

  This graduate of the French Ecole des Mines, 56 years old with a ready smile and warm handshake, appears to be one of the most relaxed French bosses. But in reality, he is also one of the most determined as he has shown while restructuring his company. The number of employees has practically been halved since his arrival as Chairman & CEO nine years ago. He had hoped to make a good match for his company—which was one [of the French companies] that was privatized—and in fact, four years ago, the streamlined Pechiney almost merged with Alusuisse and the Canadian Alcan. At that time the competition authorities blocked the deal and Pechiney and its Chairman & CEO found themselves alone by the side of the road. Ironically, today he is probably about to abandon his position as Chairman & CEO in order to facilitate the purchase of Pechiney by the Canadian Alcan. A purchase which he resisted for several months before going along with it a few days ago. Jean-Pierre Rodier hello!

JEAN-PIERRE RODIER

  Hello!

PHILIPPE MANIERE

  So is there still a small chance that Pechiney will not be bought by Alcan and that you might remain Chairman & CEO?

JEAN-PIERRE RODIER

  Theoretically there is always a chance that there will be a counter bid, as the counter bidding period will probably only close at the beginning of November. I do not think there is a very high probability, but it does exist.

PHILIPPE MANIERE

  And if there were higher bids that would mean that you could remain Chairman of Pechiney?

JEAN-PIERRE RODIER

  I do not think that is the issue. If there were any counter bids, it would mean that our shareholders might possibly be offered a better deal.

PHILIPPE MANIERE

  You have told us this is theoretically possible, in reality does that mean that you do believe it is likely or not really?

JEAN-PIERRE RODIER

  Let's say that at the moment we have no indications that this might be the case.

PHILIPPE MANIERE

  Are there any remaining doubts about the Alcan offer, because there was the authorization from the [French] Conseil des Marches Financiers, from the Commission in Brussels and from the American [competition authorities]. Has all that gone through now?

JEAN-PIERRE RODIER

  Alcan has received all the necessary authorizations and the board of directors of Pechiney, having examined the offer—and we can come back to that—in the context of the employment implications, it has decided that it was the best offer for shareholders and for the [Pechiney group of] companies. And therefore, without any ambiguity, the board of directors of Pechiney has recommended that all shareholders tender their shares in the offer, which is now open in France.

PHILIPPE MANIERE

  At the same time Alcan will only follow through if it obtains a certain number of Pechiney shares, do you think there is a risk that Alcan will not get the 60%—that's what it is no?

JEAN-PIERRE RODIER

  It is 50% and I sincerely do not believe that this is a risk.

PHILIPPE MANIERE

  You have said for a long time, Pechiney can exist independently, but today you are telling us generally that it is Alcan or another bidder, Pechiney can no longer live alone. Was it too small?

JEAN-PIERRE RODIER

  I believe one needs to understand the state of our industry, but which can sometimes be generalized. On an industrial, economic and financial level I am absolutely certain that Pechiney could carry on alone. And moreover if Brussels had refused the necessary authorizations, we would have, without any problem, continued. That means that we had the economic, industrial and commercial capacity to continue our development, something we have proved in the last three or four years, as over that time Pechiney has grown a lot. That is the situation, even when you are very good, which I believe is now the case with Pechiney. When there are two companies much bigger than us in market capitalization and these two companies have only one possibility to acquire a good company in the western world, it's Pechiney, since our three other competitors of the same size were bought in the last four years.

PHILIPPE MANIERE

  Alusuisse...

JEAN-PIERRE RODIER

  Alusuisse, Reynolds, Alumax, and well, not because we couldn't continue but because people bigger than us found that we were and still find that we are an attractive target, they can buy us.

PHILIPPE MANIERE

  Jean-Pierre Rodier you must be a bit sad all the same, because Pechiney, its 120 years of history, when your arrived, you certainly didn't think you would be the one to preside over the "demise" of the group, particularly as you had succeeded in reversing the fortunes of this group which your predecessors had somewhat put in peril by their action.

JEAN-PIERRE RODIER

  I think that all of us at Pechiney are struck by a certain sadness related to what is happening and also to the way in which it is happening, since the initiative this time was clearly taken by Alcan. Beyond this sadness, which is legitimate and which I feel very strongly, having been at Pechiney for ten years, I think it is necessary to say that the industrial proposal which is the same as that of four years ago is a very good industrial proposal and that for the most part the teams at Pechiney, if all goes well, will have at least as many opportunities if not more in the new Alcan Pechiney.

PHILIPPE MANIERE

  You say the new Alcan Pechiney, but it will not be called Alcan Pechiney, it will be called Alcan. Is that not a sign?

JEAN-PIERRE RODIER

  It will be called Alcan; there is not, in my opinion, a question about that. The difference from four years ago and which remains to succeed is the integration of the companies. You know that many mergers fail and in general they fail on the integration. I am convinced that Alcan is a good company, with values and a history not very different from that of Pechiney. It is a company that one senses will be around for the long term and I am convinced, although it remains to be seen, that Alcan will put everything in place to succeed with the integration that is necessary for the success of this operation.

PHILIPPE MANIERE

  You have received commitments on the matter of some of the management remaining in place and, especially, that Paris remains the location for a number of businesses. But what will that be worth in five or ten years?

JEAN-PIERRE RODIER

  We have received commitments of parity on the initial management functions, which I think is important. We have obtained [commitments] that a number of businesses will be head-quartered in Paris, including certain head-quarters that are going to be transferred from Zurich, and once they are in Paris, there will be no reason to move them.

PHILIPPE MANIERE

  That's what the Swiss must have thought when they were given one in Zurich?

JEAN-PIERRE RODIER

  I am not necessarily convinced of that. We also have obtained commitments that there will not be, as long as there aren't new deteriorations in the economic situation, any additional lay-offs, beyond those which Pechiney have announced. But what I call integration, it is not only that, but it is also to create conditions for all the people at Pechiney to be able to contribute their maximum to the success of the new project and to find satisfaction in this contribution. What makes me confident is that I believe the Pechiney teams have proved during ten years, and particularly over the last three years with the restructuring that we have achieved, that they are excellent. There are certainly things that Alcan does better than us; however, there are things I am convinced we do better, even much better than Alcan. And so I believe that the Pechiney teams have good reason to have confidence in themselves, they will certainly find their place and their right place in the new combined group.

PHILIPPE MANIERE

  Is there still really a place for doing what you do in France, won't it all move to countries where electricity is cheap because there are dams or because there is open pit coal mining?

JEAN-PIERRE RODIER

  I have always said that the foreseeable evolution and change in the price of electricity on a horizon of 10-15-20 [years] in Europe, not only in France, are such that the current factories are going to continue until they become technically obsolete.

PHILIPPE MANIERE

  But there won't be any more!

JEAN-PIERRE RODIER

  But there won't be any more.

PHILIPPE MANIERE

  Will we never again build factories in your sector in France?

JEAN-PIERRE RODIER

  In Europe.

PHILIPPE MANIERE

  When you look back do you regret having sold "Omete', that magnificent jewel which I believe manufactured airplane turbine blades and which now belongs to one of your serious competitors?

JEAN-PIERRE RODIER

  No, I don't regret that. One has to put it in the context of Pechiney in 1994, which was a company heavily indebted and with a negative cash flow because it was not competitive. It was obvious that it was necessary for us to refocus our activities. We did it and we can't regret that.

PHILIPPE MANIERE

  You saw that there is the beginning of a debate concerning a plant at Ravenswood in the US and that the US competition authorities are demanding Alcan close it before it authorizes other mergers, and yet it was supposed to supply Airbus. Does that mean that Airbus is taking some sort of indirect hit from the Americans?

JEAN-PIERRE RODIER

  We are going to have to avoid this as the client is vital for the companies whether it be Pechiney or Alcan. It is true that the American [competition] authorities asked Alcan to sell the factory, and they accepted to do so last weekend. This decision, I must say, was taken without consulting us.

PHILIPPE MANIERE

  You heard about it in the same way as everyone else, through the press?

JEAN-PIERRE RODIER

  I heard about it a few hours before, but not much more, and the decision had already been made.

PHILIPPE MANIERE

  This saddens you, because for you this factory was very important?

JEAN-PIERRE RODIER

  Yes, but still, all problems are made to be resolved. It is essential that Airbus doesn't suffer from this decision, initially what is going to be put in place is a subcontracting agreement, probably between Pechiney and this plant and then an additional investment could be made in one of Pechiney's other factories, as a way to recreate the right conditions so that in the long-term Airbus does not suffer from these decisions.

PHILIPPE MANIERE

  In a word there are people who say that it is a pity, Jean-Pierre Rodier should have taken the initiative for this merger two years ago.

JEAN-PIERRE RODIER

  No, you have to see things as they are. I took the initiative for this three-way merger four years ago because the conditions were right, it almost succeeded but unfortunately the commission didn't authorize it and Alcan didn't make the necessary concessions.

PHILIPPE MANIERE

  Yes, but when one compares Alcan and Pechiney, they are almost the same size, you have half the number of employees but one would think you could have taken-over them, done the opposite.

JEAN-PIERRE RODIER

  No, no, Alcan is two and a half times bigger than Pechiney on an industrial basis. It is true that we have spectacular trading figures, but it is only trading. The industrial base of Alcan is much bigger and we would have had no chance in trying to acquire them.

PHILIPPE MANIERE

  Three quick questions to finish with, what are you doing when you leave this studio?

JEAN-PIERRE RODIER

  I have a meeting with the HR team, as at the moment we are working hard on how to make the transition a success and how to do things so that each person finds his or her correct place.

PHILIPPE MANIERE

  The personal question, you had planned a vacation in California last summer, which was obviously cancelled, when will you go away and where to?

JEAN-PIERRE RODIER

  I am going to work intensively at Pechiney, probably until the end of the year, and then I will decide what to do. I will certainly take a few months to think about things.

PHILIPPE MANIERE

  Your prediction for growth in France in 2004? That's the last question.

JEAN-PIERRE RODIER

  Global growth—there is a certain pick up and one can see it in the price of aluminum—the indicators I have on France are frankly not very encouraging.

PHILIPPE MANIERE

  A figure?

JEAN-PIERRE RODIER

  Oh, no figure, but we are a little under zero this year, a bit more than one per cent maybe next year!

PHILIPPE MANIERE

  That was Jean-Pierre Rodier, Chairman of Pechiney. END

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